Citigroup Inc.	April 23, 2026 Medium-Term Senior Notes, Series G Pricing Supplement No. 2026-CMTNG1858 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-293732

Floating Rate Notes Linked to the Consumer Price Index Due April 30, 2036

•	The notes will bear interest at a floating rate based on the lagging year-over-year percentage change in the Consumer Price Index (“CPI,” as described below under “Key Terms—CPI percent change”) plus the floating rate spread specified below, subject to the minimum interest rate specified below for any monthly interest period. Because the CPI is one measure of price inflation in the United States, the return on your notes will depend on U.S. inflation levels, as measured by the CPI. The CPI for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg Page “CPURNSA” (or any successor page).

•	The notes are senior unsecured debt obligations of Citigroup Inc. All payments due on the notes are subject to the credit risk of Citigroup Inc.
KEY TERMS
Issuer:	Citigroup Inc. Upon at least 15 business days’ notice, any wholly owned subsidiary of Citigroup Inc. may, without the consent of any holder of the notes, assume Citigroup Inc.’s obligations under the notes, and in such event Citigroup Inc. shall be released from its obligations under the notes, subject to certain conditions, including the condition that Citigroup Inc. fully and unconditionally guarantee all payments under the notes. See “Additional Terms of the Notes” in this pricing supplement.
Aggregate stated principal amount:	$3,000,000
Stated principal amount:	$1,000 per note
Pricing date:	April 23, 2026
Issue date:	April 30, 2026
Maturity date:	April 30, 2036. If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date. No additional interest will accrue as a result of delayed payment.
Payment at maturity:	$1,000 per note plus any accrued and unpaid interest
Interest rate per annum:

During each interest period, the notes will bear interest at a floating rate per annum equal to the CPI percent change, as determined on the interest determination date for that interest period, plus a spread of 2.00% (the “floating rate spread”), subject to a minimum interest rate of 0.00% per annum.

Interest payments will vary based on fluctuations in the CPI percent change, subject to the minimum interest rate specified above. The notes may pay a below-market rate for an extended period of time, or even throughout the entire term.

CPI or Consumer Price Index:	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg page “CPURNSA” (or any successor page). See “Determination of the Level of the Consumer Price Index” in this pricing supplement for more information.
CPI percent change:	(final CPI level – initial CPI level) / initial CPI level
Initial CPI level:	For each monthly interest period, the CPI level for the calendar month that is fifteen calendar months prior to the month of the date that begins such interest period
Final CPI level:	For each monthly interest period, the CPI level for the calendar month that is three calendar months prior to the month of the date that begins such interest period
Interest determination date:	For any interest period, the second business day preceding the date that begins such interest period
Business day:	Any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close
Interest period:	Each one-month period from and including an interest payment date (or the issue date, in the case of the first interest period) to but excluding the next interest payment date
Interest payment dates:	Interest on the notes is payable monthly on the 30th of each month, or the last day of the month in the case of February, commencing on May 30, 2026 and ending on the maturity date. If any interest payment date is not a business day, then the payment required to be made on that interest payment date will be made on the next succeeding business day with the same force and effect as if it had been made on that interest payment date. No additional interest will accrue as a result of delayed payment.
Day count convention:	30/360 Unadjusted. See “How Interest Payments on the Notes Work” in this pricing supplement.
CUSIP / ISIN:	17292GLX1 / US17292GLX15
Listing:	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per note:	$1,000.00	$35.00	$965.00
Total:	$3,000,000.00	$105,000.00	$2,895,000.00

(1) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $35.00 per note sold in this offering. The total underwriting fee and proceeds to issuer in the table above give effect to the actual total underwriting fee. You should refer to “Risk Factors” and “General Information—Fees and selling concessions” in this pricing supplement for more information. In addition to the underwriting fee, CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

(2) The per note proceeds to issuer indicated above represent the minimum per note proceeds to issuer for any note, assuming the maximum per note underwriting fee. As noted above, the underwriting fee is variable.

Investing in the notes involves risks not associated with an investment in conventional fixed-rate debt securities. See “Risk Factors” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink below:

Prospectus Supplement and Prospectus each dated February 25, 2026

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc.

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. You should read the risk factors below together with the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to our business more generally. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

•	The notes will pay interest at a floating rate that may be as low as the minimum interest rate on one or more interest payment dates. The rate at which the notes will bear interest during each monthly interest period will be based on the lagging year-over-year percentage change in the CPI, which we refer to as the CPI percent change (as defined above in “Key Terms—CPI percent change”), on the interest determination date for that interest period. As a result, the interest payable on the notes will vary with fluctuations in the CPI, subject to the minimum interest rate. It is impossible to predict whether the CPI percent change will rise or fall or the amount of interest payable on the notes. The per annum interest rate determined for each monthly interest period is applicable only to that period; interest payments for any other monthly interest period will vary.

•	Variations in the interest rate on the notes from one month to the next may be significant. The interest rate applicable to any monthly interest period will be based on the percentage change in the level of the CPI measured over the one-year period ending three months prior to the month of the date that begins that interest period. This method of measuring the CPI percent change may be more volatile than alternative methods that could have been used, such as a comparison of the average level of the CPI in one year to the average level of the CPI in another year. Moreover, unlike the measure of inflation used by the Federal Reserve in setting monetary policy, the CPI includes particularly volatile elements such as food and energy items. If the prices of these items fluctuate dramatically year-over-year, they may also cause the CPI to experience significant fluctuations. For example, if the price of gasoline falls dramatically from one July to the next, the level of the CPI may similarly decline.

•	The yield on the notes may be lower than the yield on a standard debt security of comparable maturity. The interest rate on the notes will vary depending on changes in the level of the CPI and may be as low as the minimum interest rate for any interest period. Accordingly, the rate applicable to any interest period may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of ours of comparable maturity.

•	Many factors, including United States monetary policy, may influence U.S. inflation rates, and could materially and adversely affect the value of the notes. The Federal Reserve uses the tools of monetary policy, including conducting open market operations, imposing reserve requirements, permitting depository institutions to hold contractual clearing balances and extending credit through its discount window facility, to alter the federal funds rate, which in turn affects the U.S. money supply, interest rates and rates of inflation. One way that the Federal Reserve might foster price stability and reduce inflation is to raise the target federal funds rate. If the Federal Reserve employs monetary policy to reduce inflation, the level of the CPI may decrease or experience a lower rate of change, which would adversely affect the amount of one or more interest payments to you.

Although we expect U.S. monetary policy to influence the rate of inflation and, accordingly, the level of the CPI, inflation is influenced by a number of unpredictable factors and there can be no assurance that the Federal Reserve’s policies or actions will be effective. For example, in 2009, despite multiple measures taken by the Federal Reserve to provide liquidity to the economy, inflation rates remained extremely low. Other factors that influence interest rates or inflation rates generally may include sentiment regarding underlying strength in the U.S., European and global economies, expectations regarding the level of price inflation, sentiment regarding credit quality in U.S., European and global credit markets, supply and demand of various consumer goods, services and energy resources and the performance of capital markets generally.

•	The CPI percent change may not reflect the actual levels of inflation affecting holders of the notes. The CPI is just one measure of price inflation in the United States and, therefore, may not reflect the actual levels of inflation affecting holders of the notes. Further, your per annum interest rate for each monthly interest period is based on the lagging year-over-year percentage change in the level of the CPI for the one-year period ending three months prior to the month of the date that begins that interest period. Accordingly, an investment in the notes should not be expected to fully offset any costs of inflation actually experienced by investors during the term of the notes.

•	The notes are subject to the credit risk of Citigroup Inc., and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the value of the notes. You are subject to the credit risk of Citigroup Inc. If Citigroup Inc. defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the value of the notes.

•	You will be entitled to receive the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. Because the value of the notes may fluctuate, if you are able to sell your notes in the secondary market prior to maturity, you may receive less than the stated principal amount.

•	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing

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market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price or at all.  CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason.  If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity.  Accordingly, an investor must be prepared to hold the notes until maturity.

•	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the level and volatility of the CPI, interest and yield rates in the market generally, as well as the volatility of those rates, the time remaining to maturity of the notes, fluctuations in the prices of various consumer goods, services and energy resources, inflation and expectations concerning inflation in the United States, a variety of economic, financial, political, regulatory or judicial events affecting the CPI, inflation in the United States, the U.S. economy or debt markets generally, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

•	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

•	Our offering of the notes does not constitute a recommendation to invest in an instrument linked to the CPI. You should not take our offering of the notes as an expression of our views about how the CPI will perform in the future or as a recommendation to invest in any instrument linked to the CPI, including the notes. As we are part of a global financial institution, our affiliates may, and often do, have positions (including short positions), and may publish research or express opinions, that in each case conflict with an investment in the notes. You should undertake an independent determination of whether an investment in the notes is suitable for you in light of your specific investment objectives, risk tolerance and financial resources.

•	The CPI itself and the way the CPI is calculated may change in the future and could adversely affect the value of the notes. The CPI is calculated and published by the Bureau of Labor Statistics of the U.S. Labor Department (the “BLS”). The BLS may change the method by which it calculates the CPI. Changes in the way the CPI is calculated could reduce the level of the CPI, which could reduce the amount of one or more interest payments to you and, accordingly, the value of your notes. Further, if the CPI is discontinued or substantially altered, the calculation agent may have the sole discretion to substitute a successor index that is comparable to the CPI, which may also adversely affect the amount of one or more interest payments to you and the value of your notes. In certain circumstances, including as a result of government shutdowns or other disruptions, the CPI for a particular month may not be published by the BLS. If the CPI for any relevant month is not published by the BLS, the calculation agent will determine the CPI for that month in its sole discretion, taking into account all available information that it considers relevant. For example, the interest payment that you will receive on February 28, 2027 will depend on the year-over-year percentage change in the level of the CPI from October 2025 to October 2026. Due to the 2025 federal government shutdown, there was no CPI data release for October 2025. The calculation agent has determined the CPI level for October 2025 to be 325.604 for purposes of determining interest due and payable on February 28, 2027 in its sole discretion, taking into account all available information that it considers relevant. The CPI level determined by the calculation agent in these circumstances may differ from the CPI level that would have been reported had publication occurred as scheduled, or from any CPI level that may be published subsequently. Any such determination by the calculation agent could adversely affect interest payments to you and the value of the notes.

•	You will have no rights against the publishers of the CPI. You will have no rights against the BLS, the publisher of the CPI, even though the amount you receive on each interest payment date will depend upon the level of the CPI. The BLS is not in any way involved in this offering and has no obligations relating to the notes or the holders of the notes.

•	The historical performance of the CPI is not an indication of its future performance. The historical levels of the CPI, which are included in this pricing supplement, should not be taken as an indication of the future levels of the CPI during the term of the notes. Changes in the level of the CPI will affect the value of the notes, but it is impossible to predict whether the level of the CPI will rise or fall.

•	The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes. Citibank, N.A., the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citibank, N.A. will determine, among other things, each initial CPI level and each final CPI level and will calculate the related CPI percent change, interest rate and payment to you on each interest payment date. Any of these determinations or calculations made by Citibank, N.A. in its capacity as calculation agent, including with respect to the calculation of the level of the CPI in the event of the unavailability of the level of the CPI, may adversely affect the amount of one or more interest payments to you.

The interest payment you will receive on February 28, 2027 will be based on year-over-year change in CPI between October 2025 and October 2026. Due to the 2025 federal government shutdown, there was no CPI data release for October 2025. The calculation agent has determined the CPI level for October 2025 to be 325.604 for purposes of determining interest due and payable on February 28, 2027 in its sole discretion, taking into account all available information that it considers relevant. The CPI level for October 2025 determined by the calculation agent may differ from the CPI level for October 2025 that would have been reported had publication occurred as scheduled, or from any CPI level that may be published subsequently. The calculation agent is under no obligation to consider your interests as a holder of the notes in making any determinations in connection with

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determining the CPI level for October 2025. Interest due and payable on February 28, 2027 and the interest payments to you and the value of the notes may be adversely affected by such determination.

•	The U.S. federal tax consequences of an assumption of the notes are unclear. The notes may be assumed by a successor issuer, as discussed in “Additional Terms of the Notes.” The law regarding whether or not such an assumption would be considered a taxable modification of the notes is not entirely clear and, if the Internal Revenue Service (the “IRS”) were to treat the assumption as a taxable modification, a U.S. Holder would generally be required to recognize gain (if any) on the notes and the timing and character of income recognized with respect to the notes after the assumption could be affected significantly. You should read carefully the discussion under “United States Federal Income Tax Considerations” in this pricing supplement. You should also consult your tax adviser regarding the U.S. federal tax consequences of an assumption of the notes.

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Additional Terms of the Notes

The notes are intended to qualify as eligible debt securities for purposes of the Federal Reserve's total loss-absorbing capacity (“TLAC”) rule. As a result, in the event of a Citigroup Inc. bankruptcy, Citigroup Inc.'s losses and any losses incurred by its subsidiaries would be imposed first on Citigroup Inc.’s shareholders and then on its unsecured creditors, including the holders of the notes. Further, in a bankruptcy proceeding of Citigroup Inc. any value realized by holders of the notes may not be sufficient to repay the amounts owed on the notes. For more information about the consequences of “TLAC” on the notes, you should refer to the “Citigroup Inc.” section beginning on page 13 of the accompanying prospectus.

For the avoidance of doubt, notwithstanding anything in the terms and conditions of the notes to the contrary, the ability of the issuer or calculation agent to exercise any discretionary authority under the terms and conditions of the notes shall be limited to exercises of such discretionary authority under which each note of the series of notes remains an "eligible debt security" for purposes of the Federal Reserve’s TLAC rule.

Upon at least 15 business days’ notice, any wholly owned subsidiary (the “successor issuer”) of Citigroup Inc. may, without the consent of any holder of the notes, assume all of Citigroup Inc.’s obligations under the notes, and in such event Citigroup Inc. shall be released from its obligations under the notes (in each case, except as described below), subject to the following conditions:

(a)	Citigroup Inc. shall enter into a supplemental indenture under which Citigroup Inc. fully and unconditionally guarantees all payments on the notes when due, agrees to comply with the covenants described in the section “Description of Debt Securities—Covenants—Limitations on Liens” and “—Limitations on Mergers and Sales of Assets” in the accompanying prospectus as applied to itself and retains certain reporting obligations under the indenture;

(b)	the successor issuer shall be organized under the laws of the United States of America, any State thereof or the District of Columbia; and

(c)	immediately after giving effect to such assumption of obligations, no default or event of default shall have occurred and be continuing.

Upon any such assumption, the successor issuer shall succeed to and be substituted for, and may exercise every right and power of, Citigroup Inc. under the notes with the same effect as if such successor issuer had been named as the original issuer of the notes, and Citigroup Inc. shall be relieved from all obligations and covenants under the notes, except that Citigroup Inc. shall have the obligations described in clause (a) above.  For the avoidance of doubt, the successor issuer shall not be responsible for Citigroup Inc.’s compliance with the covenants described in clause (a) above.

If a successor issuer assumes the obligations of Citigroup Inc. under the notes as described above, events of bankruptcy or insolvency or resolution proceedings relating to Citigroup Inc. will not constitute an event of default with respect to the notes, nor will any breach of a covenant by Citigroup Inc. (other than payment default).  Therefore, if a successor issuer assumes the obligations of Citigroup Inc. under the notes as described above, events of bankruptcy or insolvency or resolution proceedings relating to Citigroup Inc. (in the absence of any such event occurring with respect to the successor issuer) will not give holders the right to declare the notes to be due and payable, and a breach of a covenant by Citigroup Inc. (including the covenants described in the section “Description of Debt Securities—Covenants—Limitations on Liens” and “—Limitations on Mergers and Sales of Assets” in the accompanying prospectus), other than payment default, will not give holders the right to declare the notes to be due and payable.  Furthermore, if a successor issuer assumes the obligations of Citigroup Inc. under the notes as described above, it will not be an event of default under the notes if the guarantee of the notes by Citigroup Inc. ceases to be in full force and effect or if Citigroup Inc. repudiates the guarantee.

There are no restrictions on which subsidiary of Citigroup Inc. may be a successor issuer other than as specifically set forth above.  The successor issuer may be less creditworthy than Citigroup Inc. and/or may have no or nominal assets.  If Citigroup Inc. is resolved in bankruptcy, insolvency or other resolution proceedings and the notes are not contemporaneously declared due and payable, and if the successor issuer is subsequently resolved in later bankruptcy, insolvency or other resolution proceedings, the value you receive on the notes may be significantly less than what you would have received had the notes been declared due and payable immediately upon certain events of bankruptcy or insolvency or resolution proceedings relating to Citigroup Inc. or the breach of a covenant by Citigroup Inc.

The notes are “specified securities” for purposes of the indenture.  The terms set forth above do not apply to all securities issued under the indenture, but only to the notes offered by this pricing supplement (and similar terms may apply to other securities issued by Citigroup Inc. that are identified as “specified securities” in the applicable pricing supplement).

You should read carefully the discussion of U.S. federal tax consequences of any such assumption under “General Information—U.S. federal income tax considerations” in this pricing supplement.

General Information
Additional information:

The description of the notes in this pricing supplement supplements, and, to the extent inconsistent with, replaces the general terms of the notes set forth in the accompanying prospectus supplement and prospectus.  The accompanying prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement.

The notes are senior unsecured debt securities issued by Citigroup Inc. under the senior debt indenture described in the accompanying prospectus supplement and prospectus, the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The notes will constitute part of the senior debt of Citigroup Inc. and will rank equally with all other unsecured

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and unsubordinated debt of Citigroup Inc. The guarantee of payments due on the notes will constitute part of the senior indebtedness of Citigroup Inc. and will rank on an equal basis with all other unsecured debt of Citigroup Inc. other than subordinated debt.
Business day:	Any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close.
Regular record date:	Interest will be payable on each interest payment date to the holders of record of the notes at the close of business on the business day immediately preceding the relevant interest payment date, except that the final interest payment will be made to the persons who hold the notes on the maturity date.
U.S. federal income tax considerations:

In the opinion of our tax counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt for U.S. federal income tax purposes. Due to the lack of governing authority, there is uncertainty regarding whether the notes should be treated for U.S. federal income tax purposes as “contingent payment debt instruments” or “variable rate debt instruments.” Based on current market conditions, we intend to treat the notes for U.S. federal income tax purposes as “variable rate debt instruments.” The remaining discussion is based on this treatment, except as otherwise noted. You should review carefully the section of the accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Variable Rate Debt Instruments.”

Stated interest on the notes will be taxable to a U.S. Holder (as defined in the accompanying prospectus supplement) as ordinary interest income at the time it accrues or is received in accordance with the holder’s method of tax accounting. Upon the sale or other taxable disposition of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition (other than any amount attributable to accrued interest, which will be treated as a payment of interest) and the holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note will generally equal the purchase price paid to acquire the note. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the note for more than one year at the time of disposition.

Possible Alternative Tax Treatment of an Investment in the Notes

As noted above, if the notes were not treated as variable rate debt instruments, they would instead be subject to Treasury regulations governing “contingent payment debt instruments” as described in the section of the accompanying prospectus supplement called “United States Federal Tax Considerations―Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments.” If the notes were treated as contingent payment debt instruments, (i) a U.S. Holder would be required to recognize interest income based on our “comparable yield” for a similar non-contingent debt instrument and a “projected payment schedule” in respect of the notes, adjusted each year to take account for the difference between the actual and the projected payments in that year, and (ii) gain with respect to a note would be treated as ordinary income.

Subject to the discussions in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying prospectus supplement, if you are a Non-U.S. Holder (as defined in the accompanying prospectus supplement) of the notes, under current law you generally will not be subject to U.S. federal withholding or income tax in respect of any payment on or any amount received on the sale, exchange, redemption or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

Under their terms, the notes may be assumed by a successor issuer, in which case we will guarantee the successor issuer’s payment obligations under the notes.  See “Additional Terms of the Notes.” We intend to treat such an assumption as not giving rise to a taxable modification of the notes.  While our counsel believes this treatment of such an assumption is reasonable under current law and based on the expected circumstances of the assumption, it has not rendered an opinion regarding such treatment in light of the lack of clear authority addressing the consequences of such an assumption.  Provided that an assumption of the

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notes is not a taxable modification, the U.S. federal income tax treatment of the notes would not be affected by the assumption.  However, if the IRS were to treat an assumption of the notes as a taxable modification, the timing and character of income recognized with respect to the notes after the assumption could be affected significantly, depending on circumstances at the time of the assumption.  Moreover, a U.S. Holder would generally be required to recognize gain (if any) with respect to the notes at the time of the assumption in the same manner as described in the accompanying prospectus supplement in respect of a sale or other taxable disposition of the notes.  You should consult your tax adviser regarding the consequences of an assumption of the notes.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as trustee under an indenture dated November 13, 2013) will serve as trustee for the notes.
Use of proceeds and hedging:

The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

Hedging activities related to the notes by one or more of our affiliates involves trading in one or more instruments, such as options, swaps and/or futures, based on the CPI and/or taking positions in any other available securities or instruments that we may wish to use in connection with such hedging and may include adjustments to such positions during the term of the notes. It is possible that our affiliates may profit from this hedging activity, even if the value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Inc.’s affiliate, CGMI, may be willing to purchase your notes in the secondary market. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA and IRA purchase considerations:	Please refer to “Benefit Plan Investor Considerations” in the accompanying prospectus supplement for important information for investors that are ERISA or other benefit plans or whose underlying assets include assets of such plans.
Fees and selling concessions:

The issue price is $1,000 per note; provided that the issue price for an eligible institutional investor or an investor purchasing the notes in a fee-based advisory account will vary based on then-current market conditions and the negotiated price determined at the time of each sale. The issue price for such investors will not be less than $965.00 per note and will not be more than $1,000 per note. The issue price for such investors reflects a forgone selling concession with respect to such sales as described in the next paragraph.

CGMI, an affiliate of Citigroup Inc., is the underwriter of the sale of the notes and is acting as principal.  CGMI may resell the notes to other securities dealers at the issue price of $1,000 per note less a selling concession not in excess of the underwriting fee. CGMI will receive an underwriting fee of up to $35.00 per note, and from such underwriting fee will allow selected dealers a selling concession of up to $35.00 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to CGMI.  Dealers who purchase the notes for sales to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts may forgo some or all selling concessions, and CGMI may forgo some or all of the underwriting fee for sales it makes to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts.

Supplemental information regarding plan of distribution; conflicts of interest:

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated April 7, 2017 among Citigroup Inc. and the agents named therein, including CGMI, govern the sale and purchase of the notes.

The notes will not be listed on any securities exchange.

In order to hedge its obligations under the notes, Citigroup Inc. has entered into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the

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Citigroup Inc.

section “General Information—Use of proceeds and hedging” in this pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

CGMI is an affiliate of Citigroup Inc. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc.  Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.

Calculation agent:	Citibank, N.A., an affiliate of Citigroup Inc., will serve as calculation agent for the notes. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Inc. and the holders of the notes. Citibank, N.A. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.
Contact:	Clients may contact their local brokerage representative.
We encourage you to also read the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink on the cover page of this pricing supplement.
PS-8

Citigroup Inc.

How Interest Payments on the Notes Work

The notes will bear interest during each monthly interest period at a per annum rate equal to the CPI percent change determined on the interest determination date for that interest period, plus the floating rate spread, subject to the minimum interest rate of 0.00% per annum.

The CPI percent change applicable to any monthly interest period will be the percentage change in the level of the CPI measured over the one-year period ending three months prior to the month of the date that begins that interest period.  For example, the interest payment that you will receive on September 30, 2026 will depend on the year-over-year percentage change in the level of the CPI from May 2025 to May 2026.

The amount of the interest payment payable with respect to each interest payment date will equal (i) the stated principal amount of the notes multiplied by the interest rate in effect during the applicable interest period, multiplied by (ii) day count fraction, where day count fraction will be calculated based on the following formula:

where:

“Y1” is the year, expressed as a number, in which the first day of the interest period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the interest period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the interest period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the interest period falls;

“D1” is the first calendar day, expressed as a number, of the interest period, unless such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the interest period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30.

The following table sets forth hypothetical per annum interest rates based on various levels of the CPI, assuming a hypothetical initial CPI level of 100.00. The hypothetical CPI percent changes and the hypothetical per annum interest rates have been rounded for ease of analysis.

Hypothetical Final CPI Level	Hypothetical CPI Percent Change(1)	Hypothetical Per Annum Interest Rate(2)
97.000	-3.00%	0.00%
98.000	-2.00%	0.00%
98.500	-1.50%	0.50%
99.000	-1.00%	1.00%
100.000	0.00%	2.00%
101.000	1.00%	3.00%
102.000	2.00%	4.00%
103.000	3.00%	5.00%
104.000	4.00%	6.00%
105.000	5.00%	7.00%
106.000	6.00%	8.00%
107.000	7.00%	9.00%
108.000	8.00%	10.00%

_______________________________

(1) Hypothetical CPI percent change = The percentage change in the level of the CPI measured over the one-year period ending three months prior to the month of the date that begins that interest period.

(2) Hypothetical per annum interest rate = the hypothetical CPI percent change determined on the interest determination date for that interest period, plus the floating rate spread, subject to a minimum of 0.00% per annum for any interest period.

PS-9

Citigroup Inc.

Determination of the Level of the Consumer Price Index

The CPI refers to the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg page “CPURNSA” (or any successor page) or any successor index as described below. The U.S. Bureau of Labor Statistics (“BLS”), an agency within the United States Department of Labor, publishes CPI data monthly.

If the CPI for any relevant month is not published on Bloomberg page “CPURNSA” (or any successor page) by 3:00 p.m. New York City time on the relevant interest determination date, but has otherwise been reported by the BLS, then the calculation agent will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with Citigroup Inc., appears to accurately set forth the CPI as reported by the BLS.

To determine each initial CPI level and each final CPI level, the calculation agent will use the most recently available level of the CPI, determined as described above, on the relevant interest determination date, even if such level has been adjusted from a previously reported level for the relevant month. However, if an initial CPI level or final CPI level used by the calculation agent on any interest determination date to determine the applicable interest rate for the related interest period is subsequently revised by the BLS, the interest rate determined on such interest determination date will not be revised.

If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the notes are outstanding, the CPI is discontinued or is substantially altered, as determined in the sole discretion of the calculation agent, the level of the CPI will be determined by reference to (a) the substitute index chosen by the Secretary of the Treasury for the United States Department of the Treasury’s Inflation-Protected Securities, as described in Appendix B, Section I, Paragraph B.4 of 31 CFR Part 356 of 69 Federal Register, No. 144 (July 28, 2004), or (b) if no such index is chosen, the successor index chosen by the calculation agent, in its sole discretion, acting in good faith and using its reasonable judgment. If the calculation agent determines at that time, in its sole discretion, that there is no appropriate successor index, or that the level of the CPI is not available for any other reason, the calculation agent will determine the level of the CPI by a computation methodology that the calculation agent determines will replicate the CPI as closely as reasonably possible under the circumstances. For example, the interest payment that you will receive on February 28, 2027 will depend on the year-over-year percentage change in the level of the CPI from October 2025 to October 2026. Due to the 2025 federal government shutdown, there was no CPI data release for October 2025. The calculation agent has determined the CPI level for October 2025 to be 325.604 for purposes of determining interest due and payable on February 28, 2027 in its sole discretion, taking into account all available information that it considers relevant. The CPI level determined by the calculation agent in these circumstances may differ from the CPI level that would have been reported had publication occurred as scheduled, or from any CPI level that may be published subsequently. Any such determination by the calculation agent could adversely affect the interest payments to you and the value of the notes.

Upon any selection of a successor index by the calculation agent, the calculation agent will cause notice to be furnished to us and to the trustee, who will provide notice of such selection to the registered holders of the notes.

PS-10

Citigroup Inc.

Description of the Consumer Price Index

Unless otherwise stated, we have derived all information regarding the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers provided in this pricing supplement, including its composition and method of calculation, from publicly available sources. Such information reflects the policies of, and is subject to change by, the BLS. The BLS is under no obligation to continue to produce, and may discontinue or suspend the production of, the CPI at any time. We have not independently verified any information relating to the CPI.

The BLS began calculating and publishing the CPI in January 1978 and publishes CPI data every month. The CPI level for any particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors’ and dentists’ services and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average.

The notes are linked to the non-seasonally adjusted CPI. Consequently, there is no elimination of the effect of changes that tend to occur at the same time and with approximately the same magnitude each year (e.g., those changes relating to holidays or climate patterns).

The notes represent obligations of Citigroup Inc. The notes have not been passed on by BLS. The notes are not sponsored, endorsed, sold or promoted by BLS and BLS makes no warranties and bears no liability with respect to the notes.

PS-11

Citigroup Inc.

Historical Information on the Consumer Price Index

The following table sets forth the published levels of the CPI as reported by the BLS for the period from January 2016 through March 2026. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical levels of the CPI should not be taken as an indication of future levels, and no assurance can be given as to the level of the CPI for any relevant month.

	Historical Levels of the CPI
Month	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
January	236.916	242.839	247.867	251.712	257.971	261.582	281.148	299.170	308.417	317.671	325.252
February	237.111	243.603	248.991	252.776	258.678	263.014	283.716	300.840	310.326	319.082	326.785
March	238.132	243.801	249.554	254.202	258.115	264.877	287.504	301.836	312.332	319.799	330.213
April	239.261	244.524	250.546	255.548	256.389	267.054	289.109	303.363	313.548	320.795	n/a
May	240.236	244.733	251.588	256.092	256.394	269.195	292.296	304.127	314.069	321.465	n/a
June	241.038	244.955	251.989	256.143	257.797	271.696	296.311	305.109	314.175	322.561	n/a
July	240.647	244.786	252.006	256.571	259.101	273.003	296.276	305.691	314.540	323.048	n/a
August	240.853	245.519	252.146	256.558	259.918	273.567	296.171	307.026	314.796	323.976	n/a
September	241.428	246.819	252.439	256.759	260.280	274.310	296.808	307.789	315.301	324.800	n/a
October	241.729	246.663	252.885	257.346	260.388	276.589	298.012	307.671	315.664	325.604*	n/a
November	241.353	246.669	252.038	257.208	260.229	277.948	297.711	307.051	315.493	324.122	n/a
December	241.432	246.524	251.233	256.974	260.474	278.802	296.797	306.746	315.605	324.054	n/a

* Due to the 2025 federal government shutdown, there was no CPI data release for October 2025. The CPI level for the month of October 2025 shown above reflects the CPI level for October 2025 as determined by the calculation agent in its sole discretion, taking into account all available information that it considers relevant. See “Risk Factors — “The CPI itself and the way the CPI is calculated may change in the future and could adversely affect the value of the notes” above.

The following table sets forth the year-over-year percentage change in the level of the CPI given the historical levels reported above. The historical figures below should not be taken as an indication of any future value of the CPI percent change that would apply during the term of the notes.

	Historical Year-Over-Year Percentage Change in the Level of the CPI
Month	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
January	1.37%	2.50%	2.07%	1.55%	2.49%	1.40%	7.48%	6.41%	3.09%	3.00%	2.39%
February	1.02%	2.74%	2.21%	1.52%	2.33%	1.68%	7.87%	6.04%	3.15%	2.82%	2.41%
March	0.85%	2.38%	2.36%	1.86%	1.54%	2.62%	8.54%	4.98%	3.48%	2.39%	3.26%
April	1.13%	2.20%	2.46%	2.00%	0.33%	4.16%	8.26%	4.93%	3.36%	2.31%	n/a
May	1.02%	1.87%	2.80%	1.79%	0.12%	4.99%	8.58%	4.05%	3.27%	2.35%	n/a
June	1.01%	1.63%	2.87%	1.65%	0.65%	5.39%	9.06%	2.97%	2.97%	2.67%	n/a
July	0.84%	1.72%	2.95%	1.81%	0.99%	5.37%	8.52%	3.18%	2.89%	2.70%	n/a
August	1.06%	1.94%	2.70%	1.75%	1.31%	5.25%	8.26%	3.67%	2.53%	2.92%	n/a
September	1.46%	2.23%	2.28%	1.71%	1.37%	5.39%	8.20%	3.70%	2.44%	3.01%	n/a
October	1.64%	2.04%	2.52%	1.76%	1.18%	6.22%	7.75%	3.24%	2.60%	3.15%*	n/a
November	1.69%	2.20%	2.18%	2.05%	1.17%	6.81%	7.11%	3.14%	2.75%	2.74%	n/a
December	2.07%	2.11%	1.91%	2.29%	1.36%	7.04%	6.45%	3.35%	2.89%	2.68%	n/a

* Due to the 2025 federal government shutdown, there was no CPI data release for October 2025. The year-over-year CPI percentage change for the month of October 2025 shown above reflects the CPI level for October 2025 as determined by the calculation agent in its sole discretion, taking into account all available information that it considers relevant. See “Risk Factors — “The CPI itself and the way the CPI is calculated may change in the future and could adversely affect the value of the notes” above.

The following graph shows the published levels of the CPI as reported by the BLS for the period from January 2016 through March 2026. Past movements of the CPI are not indicative of future CPI levels. Changes in the CPI will affect the value of the notes and the interest payments on the notes but it is impossible to predict whether the CPI will rise or fall.

PS-12

Citigroup Inc.

*Due to the 2025 federal government shutdown, there was no CPI data release for October 2025. The CPI level for the month of October 2025 shown in the graph above reflects the CPI level for October 2025 as determined by the calculation agent in its sole discretion, taking into account all available information that it considers relevant. See “Risk Factors — “The CPI itself and the way the CPI is calculated may change in the future and could adversely affect the value of the notes” above.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Inc., when the notes offered by this pricing supplement have been issued by Citigroup Inc. pursuant to the indenture, the trustee and/or paying agent has made, in accordance with instructions from Citigroup Inc., appropriate entries or notations in its records relating to the master global note that represents such notes and such notes have been delivered against payment therefor, such notes will be valid and binding obligations of Citigroup Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (x) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (y) the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of the stated principal amount upon acceleration of the notes to the extent determined to constitute unearned interest. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware, except that such counsel expresses no opinion as to (i) any law, rule or regulation that is applicable to Citigroup Inc., the indenture, the notes (together with the indenture, the “Documents”) or such transactions solely because such law, rule or regulation is part of a regulatory regime applicable to any party to any of the Documents or any of its affiliates due to the specific assets or business of such party or such affiliate or (ii) any law, rule or regulation relating to national security.

In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated February 25, 2026, which has been filed as an exhibit to the Registration Statement on Form S-3 by Citigroup Inc. on February 25, 2026, that the indenture and the notes have been duly authorized, executed, authenticated (if applicable) and delivered by, and are each a valid, binding and enforceable agreement of, each party thereto (other than as expressly covered above in respect of Citigroup Inc.) and that the terms of the notes and the issuance, execution, delivery and performance by Citigroup Inc. of the notes do not contravene, or constitute a default under, any judgment, injunction, order or decree or any agreement or other instrument binding upon Citigroup Inc.

Additional Information

We reserve the right to withdraw, cancel or modify any offering of the notes and to reject orders in whole or in part prior to their issuance.

© 2026 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

PS-13